UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2018

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2018 and 2017	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2018	4

Notes to Financial Statements	5-11

Supplemental Schedules:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2018	12-31
Schedule H, line 4j - Schedule of Reportable Transactions
for the Year Ended December 31, 2018	32

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the FirstEnergy Corp. Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 and the schedule of reportable transactions for the year then ended has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

We have served as the Plan’s auditor since 2003.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY

Akron, Ohio
June 28, 2019

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2018	2017
Assets
Investments:
Investments, at fair value (see Note 5)	$3,172,777,320	$3,375,225,535
Investments, at contract value (see Note 6)	518,933,112	522,144,768
Total investments	3,691,710,432	3,897,370,303

Receivables:
Accrued interest and dividends	2,712,270	2,181,468
Employer contributions	—	1,143,953
Employee contributions	—	3,487,944
Notes receivable from participants	60,318,749	62,281,227
Due from brokers	810,830	7,806,556
Total receivables	63,841,849	76,901,148
Total assets	3,755,552,281	3,974,271,451

Liabilities
Administrative expenses payable	1,405,818	1,285,311
Due to brokers	26,577,452	30,609,643
Total liabilities	27,983,270	31,894,954

Net assets available for benefits	$3,727,569,011	$3,942,376,497

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31, 2018
Additions:
Contributions:
Employer	$51,225,217
Participant	162,188,340
Total contributions	213,413,557

Investment Income (Loss):
Interest and dividends	73,479,005
Net change in fair value of investments	(127,506,508)
Total investment loss	(54,027,503)

Interest income on notes receivable from participants	2,962,033

Deductions:
Distributions to participants	(371,039,916)
Administrative expenses	(6,115,657)
Total deductions	(377,155,573)

Decrease in net assets available for benefits	(214,807,486)

Net assets available for benefits, beginning of year	3,942,376,497

Net assets available for benefits, end of year	$3,727,569,011

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

1.	Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (IRC).

Administration

FirstEnergy Corp. (FirstEnergy) is the sponsor of the Plan. The FirstEnergy Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Record keeping with respect to individual participant accounts is maintained by Fidelity Investments (Fidelity).  As of December 31, 2018, plan assets are held in trust under an arrangement with State Street Bank & Trust Company (State Street). Beginning April 2019 plan assets are held in trust under an arrangement with Fidelity.

Participation

Generally, all full-time and part-time employees of FirstEnergy's subsidiaries and participating employers not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

Effective January 1, 2018, except as further noted, new employees who do not make an affirmative election are deemed to have made an election to contribute 6% of eligible earnings for each payroll period increasing by 1% each April until the employee contribution rate reaches 10%. Certain union participants are automatically enrolled at 2%, Utility Workers Union of America (UWUA) Local 180 is without escalation and International Brotherhood of Electrical Workers (IBEW) Local 777 has an increase of 1% per year up to 4%. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date. A participant may change any automatic contribution at any time.

Contributions

Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (22% for participants represented by UWUA Local 180) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (UWUA Local 180 and IBEW Local 777 are not eligible to elect Roth 401(k) contributions). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions and/or Roth contributions to the Plan will reach the applicable annual IRC limit on that type of contribution.

FirstEnergy makes a matching contribution of 50% on the first 6% of eligible compensation contributed by an employee, except for IBEW Local 777 and UWUA Local 180 participants who receive a matching contribution of 80% and 60%, respectively, on the first 4% of eligible contributions. All employer matching contributions are invested in FirstEnergy common stock, except for certain IBEW Local 777 and UWUA Local 180 participants whose matching contributions are invested in cash. Catch-up contributions are not eligible for matching contributions. The number of shares of FirstEnergy common stock contributed to each participant is based on the market price of FirstEnergy common stock as of the end of each pay period. FirstEnergy matching contributions are non-cash contributions made by issuing shares of common stock. Plan participants may diversify matching contributions held in FirstEnergy common stock at any time, subject to certain limitations.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

Investments

Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates, sixteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the New York Stock Exchange (NYSE), the NYSE MKT LLC (formerly known as the American Stock Exchange or NYSE Amex LLC) or the NASDAQ and a wide range of mutual funds.

The Plan’s investment options include a fund of shares of FirstEnergy common stock, which together with a small portion of cash maintained for liquidity purposes, are recorded on a unit basis. FirstEnergy’s common shares are traded on the NYSE and participation units in the FirstEnergy Common Stock Fund are valued at the NYSE closing price on the last business day of the plan year. The valuation per share of FirstEnergy’s common stock was $37.55 and $30.62 at December 31, 2018 and 2017, respectively. The valuation per unit of the FirstEnergy Common Stock Fund was $45.84 and $37.42 at December 31, 2018 and 2017, respectively, due to cash maintained in the fund for liquidity purposes.

Notes Receivable from Participants

Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000, including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. The range of interest rates on outstanding loan balances during the year ended December 31, 2018 was 4.25% to 9.75%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and interest are credited to the participant’s account when made, generally through payroll deduction.

Payment of Benefits

Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date (not beyond age 70-1/2) or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan, all other beneficiaries must withdraw or rollover the former participant's account within 180 days.

Subsequent Events

Management evaluates events and transactions occurring subsequent to the date of the financial statements that affect recognition or disclosure to the financial statements.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consist of interest and dividend income. The net change in the fair value of investments consists of realized and unrealized gains and losses on those investments.  Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

3.	Recent Accounting Pronouncements

ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement" (Issued August 2018): ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB's disclosure framework project. Entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The Plan early adopted all the provisions of this standard as of December 31, 2018. There was not a material impact on the financial statements.

4.	Plan Termination

Although FirstEnergy has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.	Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– Quoted prices for identical or similar instruments in markets that are not active; and
– Model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2018 or 2017, or during the year ended December 31, 2018.

There were no changes in valuation methodologies for assets measured at fair value during 2018.

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2018 and 2017:

	December 31, 2018
	Level 1	Level 2	Total

Cash and Cash Equivalents	$—	$4,449,514	$4,449,514

Common Collective Trusts	—	1,625,724,515	1,625,724,515

FirstEnergy Common Stock Fund
FirstEnergy Common Stock	414,230,234	—	414,230,234
Cash and Cash Equivalents	—	2,578,099	2,578,099
Total FirstEnergy Common Stock Fund	414,230,234	2,578,099	416,808,333

Registered Investment Companies	649,212,234	350,972,292	1,000,184,526

Self Managed Brokerage Accounts[1]	—	125,610,432	125,610,432

Total Investments at Fair Value[2]	$1,063,442,468	$2,109,334,852	$3,172,777,320

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2017
	Level 1	Level 2	Total

Cash and Cash Equivalents	$—	$6,332,431	$6,332,431

Common Collective Trusts	—	1,793,543,746	1,793,543,746

FirstEnergy Common Stock Fund
FirstEnergy Common Stock	322,564,666	—	322,564,666
Cash and Cash Equivalents	—	2,542,282	2,542,282
Total FirstEnergy Common Stock Fund	322,564,666	2,542,282	325,106,948

Registered Investment Companies	832,633,686	281,469,385	1,114,103,071

Self Managed Brokerage Accounts[1]	—	136,139,339	136,139,339

Total Investments at fair value [2]	$1,155,198,352	$2,220,027,183	$3,375,225,535

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

6.	Fully Benefit-Responsive Investment Contracts

The Plan has an interest in synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by PIMCO.

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary. The Statement of Changes in Net Assets Available for Benefits and the Statements of Net Assets Available for Benefits present the Synthetic GIC's on a contract value basis.

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events, of the magnitude that would limit the Plan’s ability to transact at contract value, are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2018 and 2017:

	2018	2017

Short-term investment fund	$24,951,959	$2,674,077
Synthetic GIC's	493,981,153	519,470,691
Total Investments at contract value	$518,933,112	$522,144,768

The synthetic GIC's are presented on Schedule H, line 4i - Schedule of Assets (Held at End of Year) at fair value as a requirement of the Form 5500. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

7.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on October 27, 2016, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FirstEnergy prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

8.	Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by State Street Global Advisors. State Street, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of FirstEnergy common stock with sales and purchases of the stock commencing on an as-needed basis. The investments and transactions qualify as party-in-interest transactions.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2018 and 2017, and for the year ended December 31, 2018:

	2018	2017

Net assets available for benefits per the financial statements	$3,727,569,011	$3,942,376,497
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(8,797,622)	(2,363,082)
Net assets available for benefits per Form 5500	$3,718,771,389	$3,940,013,415

Total investment income and interest income on notes receivable
from participants per the financial statements	$(51,065,470)
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(6,434,540)
Investment income per Form 5500	$(57,500,010)

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost ($)	Current Value ($)

*	STATE STREET STIF	Money market fund	**	$4,449,514
*	FIRSTENERGY COMMON STOCK FUND	FirstEnergy common stock	**	416,808,333
	FIDELITY PURITAN FUND	Balanced fund	**	133,262,557
	ACWI EX US - M	International stocks	**	85,267,828
	DFA US SMALL CAP VALUE PORTFOLIO	Small cap value stocks	**	90,265,889
	PIMCO REAL RETURN FUND INSTITUTIONAL CLASS	Bonds	**	17,513,454
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	International stocks	**	130,710,347
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND L	Blend of stocks, fixed income	**	73,159,678
	BLACKROCK LIFEPATH INDEX 2020 FUND L	Blend of stocks, fixed income	**	127,775,991
	BLACKROCK LIFEPATH INDEX 2025 FUND L	Blend of stocks, fixed income	**	146,029,103
	BLACKROCK LIFEPATH INDEX 2030 FUND L	Blend of stocks, fixed income	**	97,825,874
	BLACKROCK LIFEPATH INDEX 2035 FUND L	Blend of stocks, fixed income	**	55,983,926
	BLACKROCK LIFEPATH INDEX 2040 FUND L	Blend of stocks, fixed income	**	36,662,655
	BLACKROCK LIFEPATH INDEX 2045 FUND L	Blend of stocks, fixed income	**	38,317,986
	BLACKROCK LIFEPATH INDEX 2050 FUND L	Blend of stocks, fixed income	**	46,971,535
	BLACKROCK LIFEPATH INDEX 2055 FUND L	Blend of stocks, fixed income	**	34,723,567
	BLACKROCK LIFEPATH INDEX 2060 FUND L	Blend of stocks, fixed income	**	8,268,559
	DODGE & COX INTERNATIONAL FUND	International stocks	**	35,363,246
	SELF MANAGED BROKERAGE ACCOUNTS	Equities, fixed income	**	125,610,432
	US DEBT INDEX FUND M MUTUAL FUND	Bonds	**	65,508,274
	SMALL CAP GROWTH EQUITY	Small cap growth stocks	**	12,484,352
	MARKET COMPLETION INDEX	Blend of large, mid cap and small cap stocks	**	113,662,619
	MID CAP VALUE - I	Mid cap value stocks	**	76,110,920
	EQUITY INDEX - M	Large cap stocks	**	748,590,842

*	CAPITAL PRESERVATION FUND
	STATE STREET STIF	Money market fund	**	24,951,959
	ABBVIE INC SR UNSEC	Corporate - 3.20%, 2026	**	186,112
	ABU DHABI GOVT	Govt-Non US - 2.50%, 2022	**	2,146,328
	AIA GROUP LTD SR UNSEC 144A	Cash Equivalent - 3.31%, 2021	**	2,193,479
	AIG GLOBAL FUNDING SEC 144A	Cash Equivalent - 3.28%, 2021	**	1,191,602
	AMERICAN EXPRESS CREDIT SR UNSEC	Cash Equivalent - 3.42%, 2020	**	401,834
	AT&T INC SR UNSEC	Corporate - 4.10%, 2028	**	1,877,588
	AT&T INC SR UNSEC	Corporate - 3.20%, 2022	**	993,015
	AVIATION CAPITAL GROUP SR UNSEC 144A	Corporate - 3.19%, 2021	**	1,891,677
	BAIDU INC SR UNSEC	Corporate - 2.75%, 2019	**	2,997,806
	BANK 2018-BN12 ASB	Mortgage - 4.17%, 2061	**	1,259,363

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BANK OF AMERICA CORP SR UNSEC	Corporate - 3.00%, 2023	**	4,857,457
	BANQUE FED CRED MUTUEL SR UNSEC 144A	Corporate - 3.43%, 2023	**	1,784,916
	BARCLAYS PLC SR UNSEC	Corporate - 3.20%, 2021	**	685,223
	BAT CAPITAL CORP SR UNSEC	Corporate - 3.22%, 2024	**	371,561
	BAT CAPITAL CORP SR UNSEC	Corporate - 3.50%, 2022	**	1,092,163
	BP CAP MARKETS AMERICA SR UNSEC	Corporate - 4.74%, 2021	**	2,078,931
	CALIFORNIA ST-B-TXBL	Municipals - 2.19%, 2020	**	2,684,391
	CASH COLLATERAL CME FOB USD	Cash Equivalent - 2.30%, 2060	**	(250,720)
	CASH COLLATERAL FUT FOB USD	Cash Equivalent - 2.30%, 2060	**	(190,002)
	CASH COLLATERAL LCH FOB USD	Cash Equivalent - 2.30%, 2060	**	(133,473)
	CASH COLLATERAL TBA MSC USD	Cash Equivalent - 2.40%, 2060	**	15
	CGCMT 2013-GC11 AAB	Mortgage - 2.69%, 2046	**	693,396
	CGCMT 2015-GC29 AAB WM24 WC4.173211878	Mortgage - 2.98%, 2048	**	1,493,774
	CITIGROUP INC SR UNSEC	Corporate - 2.45%, 2020	**	898,714
	COMM 2013-CR11 ASB WM23 WC5.205219817	Mortgage - 3.66%, 2050	**	1,421,570
	COMM 2014-CR19 ASB WM14	Mortgage - 3.50%, 2047	**	1,825,526
	COMM 2014-UBS6 ASB WM14	Mortgage - 3.39%, 2047	**	1,818,229
	COMM 2015-CR23 A3 WM15	Mortgage - 3.23%, 2048	**	1,716,573
	COMM 2015-CR23 ASB WM15	Mortgage - 3.26%, 2048	**	1,207,258
	COMM 2015-DC1 ASB WM15	Mortgage - 3.14%, 2048	**	1,654,034
	COMM 2015-LC19 ASB	Mortgage - 3.04%, 2048	**	1,298,343
	COMM 2015-LC21 ASB	Mortgage - 3.42%, 2048	**	2,223,832
	COMPASS BANK SR UNSEC	Corporate - 2.75%, 2019	**	1,897,657
	COOPERATIEVE RABOBANK UA SR UNSEC 144A	Corporate - 3.68%, 2023	**	1,975,816
	CRED SUIS GP FUN LTD SR UNSEC	Corporate - 3.80%, 2023	**	344,221
	CREDIT SUISSE NEW YORK SR UNSEC	Corporate - 3.00%, 2021	**	1,981,076
	CSAIL 2015-C1 ASB WM15	Mortgage - 3.35%, 2050	**	1,055,727
	CSAIL 2015-C4 ASB WM25 WC4.608	Mortgage - 3.62%, 2048	**	2,332,093
	CSAIL 2017-CX9 ASB	Mortgage - 3.26%, 2050	**	992,654
	CVS HEALTH CORP SR UNSEC	Corporate - 4.10%, 2025	**	1,795,212
	DAIMLER FINANCE NA LLC SR UNSEC 144A	Corporate - 2.20%, 2020	**	1,577,078
	DAIMLER FINANCE NA LLC SR UNSEC 144A	Corporate - 3.10%, 2020	**	1,496,013
	DBS GROUP HOLDINGS LTD SR UNSEC 144A	Cash Equivalent - 2.94%, 2019	**	1,004,166
	DEUTSCHE BANK NY SR UNSEC	Corporate - 4.25%, 2021	**	1,770,027
	DEXIA CREDIT LOCAL	Corporate - 2.25%, 2020	**	2,796,680
	DISCOVER FINANCIAL SVS SR UNSEC	Corporate - 3.20%, 2021	**	2,991,344
	EL PASO PIPELINE PART OP SR UNSEC	Corporate - 4.30%, 2024	**	1,505,396
	ENBRIDGE INC SR UNSEC	Corporate - 3.49%, 2020	**	2,094,956
	ENBRIDGE INC SR UNSEC	Corporate - 2.90%, 2022	**	585,520

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	EUROPEAN INVESTMENT BANK SR UNSEC	Corporate - 2.00%, 2021	**	2,725,807
	FED HOME LN BK BD (1.331MMM)	Corporate - 3.38%, 2023	**	2,581,068
	FED HOME LN MTGE GLBL NT (2.5MMM)	Corporate - 1.63%, 2020	**	2,960,339
	FHA 221D4 P4/02 GREY 54 NCP	Mortgage - 7.43%, 2023	**	158
	FHLMC GOLD 30YR #Q3-1614	Mortgage - 3.00%, 2045	**	2,199,765
	FHLMC GOLD 30YR #Q3-3509	Mortgage - 3.00%, 2045	**	576,265
	FHLMC GOLD 30YR GNT #G0-8687	Mortgage - 3.50%, 2046	**	6,121,251
	FHLMC GOLD 30YR GNT #G0-8693	Mortgage - 3.50%, 2046	**	159,279
	FHLMC GOLD 30YR GNT #G0-8823	Mortgage - 3.50%, 2048	**	5,286,863
	FHLMC GOLD 30YR GNT #G0-8841	Mortgage - 3.50%, 2048	**	1,485,448
	FHLMC TBA GOLD 4.0% JAN 30YR	Mortgage - 4.00%, 2049	**	52,875
	FHMS K065 A1 WM27 WC4.3550	Mortgage - 2.86%, 2026	**	1,357,502
	FHMS K070 A1	Mortgage - 3.03%, 2027	**	3,881,219
	FHMS KP03 A2 WM16WC.000	Cash Equivalent - 1.78%, 2019	**	208,027
	FHR 2666 OD PAC WM23 WC5.84	Mortgage - 5.50%, 2023	**	376,277
	FHR 2739 PG PAC WM33 WC5.552	Mortgage - 5.00%, 2034	**	678,324
	FHR 2950 FN 1MLIB+45	Cash Equivalent - 2.91%, 2035	**	172,898
	FHR 3185 GT SEQ WM26 WC6.43	Mortgage - 6.00%, 2026	**	143,620
	FHR 3225 HF 1MLIB+51BP	Cash Equivalent - 2.97%, 2036	**	218,559
	FHR 3311 FN 1MLIB+30BP	Cash Equivalent - 2.76%, 2037	**	73,301
	FHR 3318 FL 1MLIB+40	Cash Equivalent - 2.86%, 2037	**	202,378
	FHR 3339 FL 1MLIB+58	Cash Equivalent - 3.04%, 2037	**	148,715
	FHR 3355 BF 1MLIB+70	Cash Equivalent - 3.16%, 2037	**	252,457
	FHR 3368 AF 1MLIB+72	Cash Equivalent - 3.18%, 2037	**	33,436
	FHR 3666 FC 1MLIB+73	Cash Equivalent - 3.19%, 2040	**	114,274
	FHR 3699 FD VA 1MLIB+60	Cash Equivalent - 3.06%, 2040	**	327,863
	FHR 3740 DF 1MLIB+48	Cash Equivalent - 2.94%, 2040	**	568,920
	FHR 3743 FA 1MLIB+60	Cash Equivalent - 3.06%, 2040	**	908,474
	FHR 3747 WF VA 1MLIB+48	Cash Equivalent - 2.94%, 2040	**	822,468
	FHR 3751 FG 1MLIB+50	Cash Equivalent - 2.96%, 2040	**	92,480
	FHR 3843 FE 1MLIB+55BP	Cash Equivalent - 3.01%, 2041	**	1,101,081
	FHR 3843 FG 1MLIB+55BP	Cash Equivalent - 3.01%, 2041	**	1,110,078
	FHR 3977 FB 1MLIB+52BP	Cash Equivalent - 2.98%, 2041	**	1,290,391
	FHR 3984 DF 1M LIBOR +55BP	Cash Equivalent - 3.01%, 2042	**	1,608,643
	FHR 4400 FA 1MLIB + 40 BP	Cash Equivalent - 2.86%, 2041	**	785,544
	FHR 4736 CD WM39 WC4.9483	Mortgage - 3.00%, 2046	**	1,242,786
	FIN FUT EURO$ CME (WHT) 12/16/19	Future - 0.00%, 2019	**	15,774
	FIN FUT US ULTRA 30YR CBT 03/20/19	Future - 6.00%, 2019	**	(29,687)
	FL ST BRD OF ADMIN	Municipals - 2.64%, 2021	**	1,103,962

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FN ARM AL7090 H15T1Y+222.1 9.454	Cash Equivalent - 4.43%, 2037	**	704,564
	FNA 2017-M8 A1 WM27 WC4.598	Mortgage - 2.65%, 2027	**	1,913,941
	FNMA GLBL NT (2MMM)	Corporate - 2.38%, 2023	**	2,197,630
	FNMA NT (3MMM)	Corporate - 1.50%, 2020	**	8,923,765
	FNMA PASS THRU 20YR #254916	Cash Equivalent - 5.50%, 2023	**	129,633
	FNMA PASS THRU 20YR #255075	Cash Equivalent - 5.50%, 2024	**	144,896
	FNMA PASS THRU 20YR #AL6722	Cash Equivalent - 5.00%, 2030	**	1,963,163
	FNMA PASS THRU 30YR #848210	Cash Equivalent - 5.50%, 2035	**	199,369
	FNMA PASS THRU 30YR #884863	Mortgage - 5.50%, 2036	**	140,832
	FNMA PASS THRU 30YR #890365	Cash Equivalent - 5.50%, 2041	**	193,515
	FNMA PASS THRU 30YR #938504	Cash Equivalent - 5.50%, 2037	**	91,014
	FNMA PASS THRU 30YR #BK8819	Mortgage - 4.00%, 2048	**	5,034,226
	FNMA PASS THRU 30YR #MA3415	Mortgage - 4.00%, 2048	**	10,888,889
	FNMA TBA 3.0% FEB 15YR	Mortgage - 3.00%, 2034	**	27,027
	FNMA TBA 3.0% JAN 15YR	Mortgage - 3.00%, 2034	**	23,375
	FNMA TBA 3.0% JAN 30YR	Mortgage - 3.00%, 2049	**	227,365
	FNMA TBA 3.5% FEB 15YR	Mortgage - 3.50%, 2034	**	16,551
	FNMA TBA 3.5% FEB 30YR	Mortgage - 3.50%, 2049	**	334,026
	FNMA TBA 3.5% JAN 15YR	Mortgage - 3.50%, 2034	**	9,797
	FNMA TBA 3.5% JAN 30YR	Mortgage - 3.50%, 2049	**	493,133
	FNMA TBA 4.0% FEB 30YR	Mortgage - 4.00%, 2049	**	41,016
	FNMA TBA 4.0% JAN 30YR	Mortgage - 4.00%, 2049	**	261,065
	FNMA TBA 5.0% JAN 30YR	Mortgage - 5.00%, 2049	**	(7,813)
	FNR 2005-13 FA 1MLIB+45	Cash Equivalent - 2.96%, 2035	**	520,655
	FNR 2005-29 JB WM33 WC7.0709	Mortgage - 4.50%, 2035	**	669
	FNR 2005-68 PC WM34 WC6.55	Cash Equivalent - 5.50%, 2035	**	1,699
	FNR 2006-129 FM 1MLIB+25	Cash Equivalent - 2.76%, 2037	**	67,573
	FNR 2007-109 GF 1MLIB+68	Cash Equivalent - 3.19%, 2037	**	578,336
	FNR 2007-25 FB 1MLIB+33BP	Cash Equivalent - 2.84%, 2037	**	33,172
	FNR 2007-27 FA 1MLIB+31BP	Cash Equivalent - 2.82%, 2037	**	22,896
	FNR 2007-38 FC 1MLIB+42	Cash Equivalent - 2.93%, 2037	**	125,530
	FNR 2007-70 FA 1MLIB+35BP	Cash Equivalent - 2.86%, 2037	**	99,512
	FNR 2008-12 FA 1MLIB+67BP FRN	Cash Equivalent - 3.18%, 2038	**	812,429
	FNR 2010-111 FC 1MLIB+52	Cash Equivalent - 3.03%, 2040	**	120,246
	FNR 2010-115 FM 1MLIB+50	Cash Equivalent - 3.01%, 2040	**	862,920
	FNR 2010-117 FE 1MLIB+40BP	Cash Equivalent - 2.91%, 2040	**	78,869
	FNR 2010-129 FM 1MLIB+50	Cash Equivalent - 3.01%, 2040	**	227,193
	FNR 2010-135 LF 1MLIB+45	Cash Equivalent - 2.96%, 2040	**	399,807
	FNR 2010-141 FB 1MLIB+47	Cash Equivalent - 2.98%, 2040	**	115,317

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNR 2010-2 GF 1MLIB+55BP	Cash Equivalent - 3.06%, 2049	**	214,879
	FNR 2010-46 WF 1MLIB+75BP	Cash Equivalent - 3.26%, 2040	**	1,078,981
	FNR 2010-59 FA 1MLIB+73BP	Cash Equivalent - 3.24%, 2040	**	1,555,727
	FNR 2011-86 KF 1MLIB+55	Cash Equivalent - 3.06%, 2041	**	298,612
	FNR 2012-141 FA 1MLIB+30BP	Cash Equivalent - 2.81%, 2042	**	892,649
	FNR 2013-39 FA 1MLIB+35BP	Cash Equivalent - 2.86%, 2043	**	928,069
	FNR 2015-79 FE 1MLIB+25BP	Cash Equivalent - 2.76%, 2045	**	1,833,591
	FNR 2015-87 BF 1MLIB+30BP	Cash Equivalent - 2.81%, 2045	**	1,163,779
	FNR 2016-11 CF 1MLIB+35BP	Cash Equivalent - 2.86%, 2046	**	2,136,122
	FNR 2016-40 AF 1MLIB+45BP	Cash Equivalent - 2.80%, 2046	**	2,244,495
	FNR 2016-64 KF WM38 WC3.3381	Cash Equivalent - 2.82%, 2046	**	2,422,075
	FNR 2016-82 FM 1MLIB+40BP	Cash Equivalent - 2.75%, 2046	**	3,151,400
	FNR 2016-87 AF 1MLIB+40BP	Cash Equivalent - 2.75%, 2046	**	3,496,434
	GE CAPITAL INTL FUNDING SR UNSEC	Corporate - 2.34%, 2020	**	3,812,400
	GENERAL ELECTRIC CO SR UNSEC	Corporate - 2.70%, 2022	**	699,075
	GENERAL MOTORS FINL CO SR UNSEC	Corporate - 2.35%, 2019	**	497,286
	GENERAL MOTORS FINL CO SR UNSEC	Corporate - 3.55%, 2021	**	594,706
	GNMA I TBA 4.0% JAN 30YR	Mortgage - 4.00%, 2049	**	105,422
	GNMA II MULTPL SGL 30YR #MA3105M	Mortgage - 3.50%, 2045	**	5,287,870
	GNMA II TBA 4.0% JAN 30YR JMBO	Mortgage - 4.00%, 2049	**	177,625
	GNMA II TBA 5.0% FEB 30YR JMBO	Cash Equivalent - 5.00%, 2049	**	6,836
	GNMA II TBA 5.0% JAN 30YR JMBO	Cash Equivalent - 5.00%, 2049	**	4,492
	GNR 2012-149 GF 1MLIB+30BP	Cash Equivalent - 2.77%, 2042	**	2,203,015
	GNR 2016-154 WF 1MLIB+40BP	Cash Equivalent - 2.75%, 2045	**	727,330
	GNR 2017-57 WF 1MLIB+40BP	Cash Equivalent - 2.75%, 2045	**	1,470,312
	GOLDCORP INC G	Corporate - 3.63%, 2021	**	699,211
	GOLDMAN SACHS GROUP INC GLBL SR UNSEC	Corporate - 5.25%, 2021	**	2,626,821
	GOLDMAN SACHS GROUP INC SR NT	Corporate - 5.38%, 2020	**	1,624,109
	GOLDMAN SACHS GROUP INC SR UNSEC	Corporate - 4.00%, 2024	**	2,387,079
	HARLEY-DAVIDSON FINL SER 144A SR UNSEC	Corporate - 3.65%, 2021	**	1,803,920
	HARRIS CORPORATION SR UNSEC	Corporate - 3.17%, 2019	**	1,301,997
	HSBC HOLDINGS PLC SR UNSEC	Corporate - 3.60%, 2023	**	1,295,914
	HSBC HOLDINGS PLC SR UNSEC	Corporate - 3.95%, 2024	**	1,995,540
	HYUNDAI CAPITAL AMERICA	Corporate - 1.75%, 2019	**	494,959
	HYUNDAI CAPITAL AMERICA SR UNSEC 144A	Corporate - 2.55%, 2019	**	1,105,561
	IND & COMM BK CHINA/NY SR UNSEC	Cash Equivalent - 3.34%, 2020	**	1,702,082
	ING GROEP NV SR UNSEC	Corporate - 4.10%, 2023	**	1,307,795
	IRS USD 1.50000 06/21/17-10Y CME	Interest Rate Swap - 1.50%, 2024	**	827,307
	IRS USD 1.75000 12/21/16-10Y CME	Interest Rate Swap - 1.75%, 2026	**	300,318

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	IRS USD 2.00000 06/20/18-5Y LCH	Interest Rate Swap - 2.00%, 2023	**	209,023
	IRS USD 2.00000 06/20/18-7Y CME	Interest Rate Swap - 2.00%, 2025	**	279,935
	ITAU CORPBANCA 144A SR UNSEC	Corporate - 3.88%, 2019	**	1,515,982
	JACKSON NATL LIFE GLOBAL SEC 144A	Corporate - 2.50%, 2022	**	1,934,849
	JACKSON NATL LIFE GLOBAL SEC 144A	Corporate - 3.30%, 2021	**	1,501,253
	JPMBB 2013-C17 ASB WM23 WC4.9082	Mortgage - 3.71%, 2047	**	1,375,993
	JPMBB 2014-C22 ASB WM24 WC4.580566404	Mortgage - 3.50%, 2047	**	1,762,901
	JPMBB 2015-C27 ASB	Mortgage - 3.02%, 2048	**	1,585,550
	JPMORGAN CHASE & CO SR UNSEC	Corporate - 3.37%, 2024	**	2,747,718
	JPMORGAN CHASE & CO SR UNSEC	Corporate - 2.78%, 2023	**	1,459,320
	JPMORGAN CHASE & CO UNSEC	Corporate - 3.90%, 2025	**	2,503,984
	JPN BANK FOR INT'L COOP	Corporate - 2.13%, 2020	**	3,085,850
	KFW SR UNSEC	Cash Equivalent - 1.50%, 2019	**	1,804,469
	KINDER MORGAN ENER PART	Corporate - 3.95%, 2022	**	2,090,685
	KOREA EXPRESSWAY CORP SR UNSEC 144A	Corporate - 3.63%, 2021	**	710,082
	KRAFT FOODS GROUP INC WI SR UNSEC	Corporate - 5.38%, 2020	**	103,462
	KRAFT HEINZ FOODS CO SR UNSEC	Corporate - 3.19%, 2021	**	99,437
	KRAFT HEINZ FOODS CO SR UNSEC	Corporate - 3.02%, 2019	**	599,970
	KRAFT HEINZ FOODS CO SR UNSEC	Corporate - 2.80%, 2020	**	1,200,833
	LLOYDS BANK PLC SR UNSEC	Corporate - 3.30%, 2021	**	1,500,007
	LLOYDS BANKING GROUP PLC SR UNSEC	Corporate - 2.91%, 2023	**	1,805,308
	LOS ANGELES CO REDEV	Municipals - 2.00%, 2023	**	1,835,913
	MEXICO LA SP GST	Credit Default Swap - 1.00%, 2019	**	6,228
	MIZUHO FINANCIAL GROUP SR UNSEC	Cash Equivalent - 3.92%, 2021	**	3,116,077
	MOODY'S CORPORATION SR UNSEC	Corporate - 4.88%, 2024	**	3,190,237
	MORGAN STANLEY	Corporate - 5.50%, 2020	**	2,088,715
	MORGAN STANLEY NT	Corporate - 5.50%, 2020	**	4,247,242
	MSBAM 2013-C13 ASB WM23 WC4.922172434	Mortgage - 3.56%, 2046	**	1,112,334
	MSBAM 2014-C16 A4 WM23 C4.78111	Mortgage - 3.60%, 2047	**	2,074,202
	MSBAM 2014-C18 A2 WM14	Cash Equivalent - 3.19%, 2047	**	2,029,059
	MSBAM 2015-C20 ASB WM24 WC4.486757058	Mortgage - 3.07%, 2049	**	1,202,197
	NA DEVELOPMENT BANK GLBL SR UNSECURED	Corporate - 4.38%, 2020	**	4,921,273
	NISSAN MOTOR ACCEPTANCE SR UNSEC 144A	Cash Equivalent - 2.25%, 2020	**	1,983,154
	NISSAN MOTOR ACCEPTANCE SR UNSEC 144A	Corporate - 2.15%, 2020	**	390,005
	NYC TRANS FIN AUTH-B2	Municipals - 3.25%, 2023	**	1,822,288
	OVERSEA-CHINESE BANKING SR UNSEC 144A	Cash Equivalent - 3.09%, 2021	**	801,363
	PENSKE TRUCK LEASING/PTL SR UNSEC 144A	Corporate - 3.05%, 2020	**	1,606,301

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	PRIVATE EXPORT FUNDING SR UNSEC 144A	Cash Equivalent - 2.10%, 2019	**	1,589,719
	PRIVATE EXPORT FUNDING SR UNSEC 144A	Corporate - 2.65%, 2021	**	2,415,677
	PRUDENTIAL FINANCIAL INC SNR S* ICE	Credit Default Swap - 1.00%, 2021	**	22,274
	RABOBANK NEDERLAND UTREC	Corporate - 3.88%, 2022	**	3,569,630
	ROYAL BK SCOTLND GRP PLC SR UNSEC	Corporate - 3.88%, 2023	**	966,107
	SAN JOSE REDEV-A-T	Municipals - 3.13%, 2028	**	776,288
	SANTANDER HOLDINGS USA SR UNSEC	Corporate - 4.50%, 2025	**	1,102,955
	SANTANDER UK GROUP HLDGS SR UNSEC	Corporate - 2.88%, 2021	**	1,458,331
	SANTANDER UK PLC SR UNSEC	Cash Equivalent - 3.36%, 2021	**	990,780
	SAUDI INTERNATIONAL BOND	Govt-Non US - 2.88%, 2023	**	2,904,399
	SBA TOWER TRUST NT SEC 144A 1A C	Corporate - 2.90%, 2044	**	2,188,806
	SINOPEC GRP OVERSEA 2014	Cash Equivalent - 2.75%, 2019	**	3,007,959
	SLCLT 2005-1 A3 3MLIB+10BP	Cash Equivalent - 2.72%, 2025	**	628,781
	SLCLT 2005-2 A3 3MLIB+11BP	Cash Equivalent - 2.90%, 2027	**	805,672
	SLCLT 2006-1 A5 3MLIB+11BP	Cash Equivalent - 2.90%, 2027	**	803,707
	SLCLT 2006-2 A5 3MLIB+10BP	Cash Equivalent - 2.89%, 2026	**	745,020
	SLMA 2004-3 A5 3MLIB+17	Cash Equivalent - 2.66%, 2023	**	308,516
	SLMA 2005-3 A5	Cash Equivalent - 2.58%, 2024	**	402,364
	SLMA 2005-4 A3	Cash Equivalent - 2.61%, 2027	**	986,790
	SLMA 2005-7 A4 3MLIB+15BP	Cash Equivalent - 2.64%, 2029	**	863,033
	SLMA 2005-8 A4 3MLIB	Cash Equivalent - 3.04%, 2028	**	110,994
	SLMA 2006-6 A3 3MLIB+11BP	Cash Equivalent - 2.60%, 2025	**	284,457
	SLMA 2007-1 A5 3MLIB+9	Cash Equivalent - 2.58%, 2026	**	629,864
	SOLVAY FINANCE (AMERICA) SR UNSEC 144A	Corporate - 3.40%, 2020	**	1,702,317
	SOUTHERN CO SR UNSEC 144A	Corporate - 3.50%, 2020	**	1,595,765
	STATE OF QATAR SR UNSEC 144A	Govt-Non US - 3.88%, 2023	**	1,220,311
	STATE STREET STIF	Cash Equivalent - 2.46%, 2030	**	503,681
	SUMITOMO MITSUI FINL GRP SR UNSEC	Corporate - 2.44%, 2021	**	2,934,335
	TECH DATA CORP SR UNSEC	Corporate - 3.70%, 2022	**	692,623
	TELEFONICA EMISIONES SAU	Corporate - 5.46%, 2021	**	524,025
	TELEFONICA EMISIONES SAU GLBL CO GTD	Corporate - 5.13%, 2020	**	1,949,298
	TENN VALLEY AUTHORITY SR UNSEC	Corporate - 2.25%, 2020	**	500,198
	TOYOTA MOTOR CREDIT CORP SR UNSEC	Corporate - 3.04%, 2022	**	1,982,740
	U S TREASURY NOTE	US Treasury - 2.75%, 2023	**	3,966,706
	U S TREASURY NOTE	US Treasury - 2.00%, 2024	**	4,863,530
	U S TREASURY NOTE	US Treasury - 2.00%, 2024	**	11,592,774
	U S TREASURY NOTE	US Treasury - 2.13%, 2022	**	5,979,768
	U S TREASURY NOTE	US Treasury - 2.00%, 2024	**	7,903,474
	U S TREASURY NOTE	US Treasury - 2.13%, 2021	**	12,643,295

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	U S TREASURY NOTE	US Treasury - 2.88%, 2023	**	6,521,332
	U S TREASURY NOTE	US Treasury - 2.00%, 2020	**	786,538
	U S TREASURY NOTE	US Treasury - 2.00%, 2020	**	1,209,751
	U S TREASURY NOTE	US Treasury - 1.88%, 2024	**	4,892,297
	U S TREASURY REPO	Cash Equivalent - 3.15%, 2019	**	79,603,803
	UBS GROUP FUNDING SWITZE SR UNSEC 144A	Corporate - 2.86%, 2023	**	3,388,604
	UBSBB 2013-C5 AAB WM22 WC4.120420506	Mortgage - 2.69%, 2043	**	999,320
	UBSCM 2017-C7 ASB	Mortgage - 3.59%, 2020	**	1,619,721
	UNIV OF PITTSBURGH PA	Municipals - 2.32%, 2021	**	2,985,810
	UT ST-BABS-B	Municipals - 3.54%, 2025	**	2,793,236
	VERIZON COMMUNICATIONS SR UNSEC	Corporate - 3.38%, 2025	**	3,261,024
	VM CASH CCP CME FOB USD	Cash Equivalent - 0.01%, 2060	**	(14,591)
	VM CASH CCP ICE FOB USD	Cash Equivalent - 0.01%, 2060	**	(30,510)
	VM CASH CCP LCH FOB USD	Cash Equivalent - 0.01%, 2060	**	(17,888)
	VM CASH FUT DOM FOB USD	Cash Equivalent - 2.30%, 2060	**	(172,596)
	VOLKSWAGEN GROUP AMERICA SR UNSEC 144A	Corporate - 3.88%, 2020	**	1,008,148
	WELLS FARGO & COMPANY SR UNSEC	Corporate - 3.55%, 2025	**	2,826,602
	WELLS FARGO & COMPANY SR UNSEC	Corporate - 3.60%, 2023	**	1,790,370
	WELLS FARGO BANK NA SR UNSEC FRN	Cash Equivalent - 2.94%, 2020	**	1,692,711
	WFCM 2015-C26 ASB WM15	Mortgage - 2.99%, 2048	**	1,489,982
	WFCM 2015-C29 ASB WM15	Mortgage - 3.40%, 2048	**	1,618,979
	WFCM 2015-C30 ASB WM25 WC4.53	Mortgage - 3.41%, 2058	**	1,712,075
	WFCM 2016-C35 ASB WM16 WC0.0	Mortgage - 2.79%, 2058	**	1,426,235
	WFCM 2017-C42 ASB	Mortgage - 3.49%, 2050	**	1,511,149
	WISCONSIN-A-REF-TXBL	Municipals - 1.90%, 2022	**	1,842,637

	Capital Preservation Fund Total			510,135,490

	ARTISAN MIDCAP INVESTOR FUND
	STATE STREET STIF	Money market fund	**	6,756,838
	ABIOMED INC	COMMON STOCK	**	517,789
	ADVANCED MICRO DEVICES	COMMON STOCK	**	1,710,393
	AGILENT TECHNOLOGIES INC	COMMON STOCK	**	2,543,175
	ALBEMARLE CORP	COMMON STOCK	**	1,826,713
	ALEXION PHARMACEUTICALS INC	COMMON STOCK	**	2,357,086
	ALIGN TECHNOLOGY INC	COMMON STOCK	**	1,681,932
	APTIV PLC	COMMON STOCK	**	2,192,138
	ATLASSIAN CORP PLC CLASS A	COMMON STOCK	**	8,347,748

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BOSTON SCIENTIFIC CORP	COMMON STOCK	**	6,107,317
	BOX INC CLASS A	COMMON STOCK	**	827,002
	BROADRIDGE FINANCIAL SOLUTIO	COMMON STOCK	**	1,558,095
	CANADA GOOSE HOLDINGS INC	COMMON STOCK	**	2,351,917
	CHIPOTLE MEXICAN GRILL INC	COMMON STOCK	**	879,124
	CINTAS CORP	COMMON STOCK	**	2,305,999
	COGNEX CORP	COMMON STOCK	**	864,236
	CONCHO RESOURCES INC	COMMON STOCK	**	1,133,465
	CREE INC	COMMON STOCK	**	2,951,133
	EDWARDS LIFESCIENCES CORP	COMMON STOCK	**	3,018,981
	EXACT SCIENCES CORP	COMMON STOCK	**	2,206,165
	EXPEDIA GROUP INC	COMMON STOCK	**	3,425,123
	FIRST REPUBLIC BANK/CA	COMMON STOCK	**	3,799,268
	FLIR SYSTEMS INC	COMMON STOCK	**	2,535,987
	FORTIVE CORP	COMMON STOCK	**	1,854,155
	GARDNER DENVER HOLDINGS INC	COMMON STOCK	**	2,977,193
	GLOBAL PAYMENTS INC	COMMON STOCK	**	7,923,065
	GUIDEWIRE SOFTWARE INC	COMMON STOCK	**	3,837,561
	HARRIS CORP	COMMON STOCK	**	4,006,780
	HASBRO INC	COMMON STOCK	**	751,969
	HUBSPOT INC	COMMON STOCK	**	2,528,807
	IHS MARKIT LTD	COMMON STOCK	**	6,577,502
	INSULET CORP	COMMON STOCK	**	1,403,329
	LAM RESEARCH CORP	COMMON STOCK	**	1,714,108
	LULULEMON ATHLETICA INC	COMMON STOCK	**	2,810,529
	MARKETAXESS HOLDINGS INC	COMMON STOCK	**	916,451
	MAXIM INTEGRATED PRODUCTS	COMMON STOCK	**	1,727,120
	MOTOROLA SOLUTIONS INC	COMMON STOCK	**	3,854,185
	NEUROCRINE BIOSCIENCES INC	COMMON STOCK	**	1,639,145
	NEW YORK TIMES CO A	COMMON STOCK	**	1,738,932
	OLLIE'S BARGAIN OUTLET HOLDINGS	COMMON STOCK	**	400,390
	PAGSEGURO DIGITAL LTD CL A	COMMON STOCK	**	827,585
	PROGRESSIVE CORP	COMMON STOCK	**	6,363,427
	ROKU INC	COMMON STOCK	**	634,554
	ROPER TECHNOLOGIES INC	COMMON STOCK	**	4,419,435
	SAGE THERAPEUTICS INC	COMMON STOCK	**	348,388
	SERVICEMASTER GLOBAL HOLDING	COMMON STOCK	**	825,695
	STANLEY BLACK & DECKER INC	COMMON STOCK	**	3,293,329
	SVB FINANCIAL GROUP	COMMON STOCK	**	1,183,012

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	TABLEAU SOFTWARE INC CL A	COMMON STOCK	**	5,944,200
	TAKE TWO INTERACTIVE SOFTWRE	COMMON STOCK	**	3,170,243
	TD AMERITRADE HOLDING CORP	COMMON STOCK	**	2,715,615
	TIFFANY & CO COMMON STOCK	COMMON STOCK	**	177,605
	THE TRADE DESK INC	COMMON STOCK	**	958,075
	TRANSUNION	COMMON STOCK	**	3,041,924
	TRIMBLE INC	COMMON STOCK	**	1,129,537
	TWITTER INC	COMMON STOCK	**	1,039,641
	UNDER ARMOUR INC CLASS A	COMMON STOCK	**	842,046
	US DOLLAR	FOREIGN CURRENCY	**	629,147
	VEEVA SYSTEMS INC CLASS A	COMMON STOCK	**	5,541,591
	WABTEC CORP	COMMON STOCK	**	1,371,280
	WAYFAIR INC CLASS A	COMMON STOCK	**	1,812,500
	WELLCARE HEALTH PLANS INC	COMMON STOCK	**	1,881,637
	WEST PHARMACEUTICAL SERVICES	COMMON STOCK	**	2,151,366
	WORLDPAY INC CLASS A	COMMON STOCK	**	4,262,119
	ZYNGA INC CL A	COMMON STOCK	**	2,863,022

	Artisan Midcap Investor Fund Total			165,985,818

	METWEST TOTAL RETURN FUND
	STATE STREET STIF	Money market fund	**	19,743,407
	ABBVIE INC SR UNSECURED	CORPORATE BONDS - 4.30%, 2036	**	89,217
	ABBVIE INC SR UNSECURED	CORPORATE BONDS - 4.70%, 2045	**	113,677
	ACE SECURITIES CORP. ACE 2004 IN1 A1	OTHER ASSET BACKED - 3.15%, 2034	**	1,016,832
	AERCAP IRELAND CAP/GLOBA COMPANY GUAR	CORPORATE BONDS - 3.95%, 2022	**	245,609
	AERCAP IRELAND CAP/GLOBA COMPANY GUAR	CORPORATE BONDS - 4.50%, 2021	**	345,996
	AIR LEASE CORP SR UNSECURED	CORPORATE BONDS - 4.75%, 2020	**	410,580
	ALEXANDRIA REAL ESTATE E COMPANY GUAR	CORPORATE BONDS - 2.75%, 2020	**	496,092
	ALIMENTATION COUCHE TARD COMPANY GUAR 144A	CORPORATE BONDS - 3.55%, 2027	**	443,495
	ALLERGAN FUNDING SCS COMPANY GUAR	CORPORATE BONDS - 4.55%, 2035	**	166,005
	AMER AIRLN 13 1 A PASS T AMER AIRLN 13 1 A PASS T	OTHER ASSET BACKED - 4.00%, 2027	**	297,616
	AMERICA WEST AIR 2000 1 PASS THRU CE	CORPORATE BONDS - 8.06%, 2022	**	357,882
	AMERICAN CAMPUS CMNTYS COMPANY GUAR	CORPORATE BONDS - 3.35%, 2020	**	398,630
	AMERICAN HOME MORTGAGE INVESTM AHM 2004 4 4A	MORTGAGE - 4.89%, 2045	**	469,518

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	AMERICAN TOWER CORP SR UNSECURED	CORPORATE BONDS - 3.00%, 2023	**	230,910
	AMGEN INC SR UNSECURED	CORPORATE BONDS - 4.40%, 2045	**	285,232
	ANHEUSER BUSCH CO/INBEV COMPANY GUAR 144A	CORPORATE BONDS - 3.65%, 2026	**	141,832
	ANHEUSER BUSCH CO/INBEV COMPANY GUAR 144A	CORPORATE BONDS - 4.90%, 2046	**	111,286
	ANHEUSER BUSCH INBEV WOR COMPANY GUAR	CORPORATE BONDS - 4.00%, 2028	**	334,787
	ANTHEM INC SR UNSECURED	CORPORATE BONDS - 2.25%, 2019	**	298,392
	ASTRAZENECA PLC SR UNSECURED	CORPORATE BONDS - 3.13%, 2027	**	116,275
	AT+T INC SR UNSECURED	CORPORATE BONDS - 4.30%, 2030	**	236,246
	AT+T INC SR UNSECURED	CORPORATE BONDS - 5.25%, 2037	**	648,270
	AT+T INC SR UNSECURED	CORPORATE BONDS - 4.75%, 2046	**	426,189
	AT+T INC SR UNSECURED	CORPORATE BONDS - 4.80%, 2044	**	192,708
	BACARDI LTD COMPANY GUAR 144A	CORPORATE BONDS - 4.70%, 2027	**	211,417
	BANC OF AMERICA MERRILL LYNCH BAMLL 2018 PARK A 144A	MORTGAGE - 4.09%, 2030	**	332,401
	BANK OF AMERICA CORP SR UNSECURED	CORPORATE BONDS - 2.74%, 2022	**	590,895
	BANK OF AMERICA CORP SR UNSECURED	CORPORATE BONDS - 2.37%, 2021	**	785,684
	BANK OF AMERICA CORP SR UNSECURED	CORPORATE BONDS - 3.59%, 2028	**	625,891
	BANK OF AMERICA CORP SR UNSECURED	CORPORATE BONDS - 4.27%, 2029	**	597,184
	BANK OF AMERICA CORP SR UNSECURED	CORPORATE BONDS - 3.09%, 2025	**	336,608
	BANK OF AMERICA CORP SR UNSECURED	CORPORATE BONDS - 3.00%, 2023	**	473,368
	BANK OF NY MELLON CORP SR UNSECURED	CORPORATE BONDS - 2.66%, 2023	**	583,268
	BANK OF NY MELLON CORP SR UNSECURED	CORPORATE BONDS - 3.25%, 2024	**	108,576
	BAXALTA INC COMPANY GUAR	CORPORATE BONDS - 2.88%, 2020	**	125,865
	BAYER US FINANCE II LLC COMPANY GUAR 144A	CORPORATE BONDS - 4.38%, 2020	**	415,317
	BAYER US FINANCE LLC COMPANY GUAR 144A	CORPORATE BONDS - 2.38%, 2019	**	347,202
	BCAP LLC TRUST BCAP 2008 IND2 A1	MORTGAGE - 4.16%, 2038	**	323,959
	BEAR STEARNS ADJUSTABLE RATE M BSARM 2003 7 9A	MORTGAGE - 4.73%, 2033	**	462,732
	BECTON DICKINSON AND CO SR UNSECURED	CORPORATE BONDS - 3.68%, 2020	**	296,985
	BOSTON PROPERTIES LP SR UNSECURED	CORPORATE BONDS - 3.20%, 2025	**	229,170
	BROADCOM CRP / CAYMN FI COMPANY GUAR	CORPORATE BONDS - 2.38%, 2020	**	395,004
	BWFCME003 IRS USD P F 3.08180 SWFCME003_FIX CCPVANILLA	INTEREST RATE SWAP - 3.08%, 2024	**	(4,835,000)
	BWFCME003 IRS USD R V 03MLIBOR SWFCME003_FLO CCPVANILLA	INTEREST RATE SWAP - 1.00%, 2024	**	4,835,000
	CAMPBELL SOUP CO SR UNSECURED	CORPORATE BONDS - 3.29%, 2020	**	346,887
	CANADIAN NATL RESOURCES SR UNSECURED	CORPORATE BONDS - 3.85%, 2027	**	69,806

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	CELGENE CORP SR UNSECURED	CORPORATE BONDS - 5.00%, 2045	**	323,639
	CENTEX HOME EQUITY CXHE 2005 D M2	OTHER ASSET BACKED - 2.97%, 2035	**	312,574
	CHARTER COMM OPT LLC/CAP SR SECURED	CORPORATE BONDS - 4.50%, 2024	**	199,696
	CHARTER COMM OPT LLC/CAP SR SECURED	CORPORATE BONDS - 3.75%, 2028	**	284,954
	CIGNA CORP COMPANY GUAR 144A	CORPORATE BONDS - 4.13%, 2025	**	499,296
	CIGNA HOLDING CO COMPANY GUAR	CORPORATE BONDS - 3.05%, 2027	**	324,731
	CITIBANK NA SR UNSECURED	CORPORATE BONDS - 3.05%, 2030	**	1,313,331
	CITIBANK NA SR UNSECURED	CORPORATE BONDS - 3.40%, 2021	**	340,432
	CITIGROUP INC SR UNSECURED	CORPORATE BONDS - 3.14%, 2023	**	392,900
	CITIGROUP INC SR UNSECURED	CORPORATE BONDS - 2.50%, 2019	**	597,950
	CITIGROUP INC SR UNSECURED	CORPORATE BONDS - 3.67%, 2028	**	552,636
	CITIGROUP MORTGAGE LOAN TRUST CMLTI 2015 6 2A1 144A	MORTGAGE - 2.59%, 2035	**	331,819
	CITYLINE COMMERCIAL MORTGAGE T CLMT 2016 CLNE A 144A	MORTGAGE - 2.78%, 2031	**	274,317
	COLLEGIATE FUNDING SERVICES ED COELT 2005 A A4	OTHER ASSET BACKED - 3.01%, 2035	**	1,059,423
	COMCAST CORP COMPANY GUAR	CORPORATE BONDS - 4.70%, 2048	**	555,984
	COMM MORTGAGE TRUST COMM 2013 300P A1 144A	MORTGAGE - 4.35%, 2030	**	215,294
	COMM MORTGAGE TRUST COMM 2016 787S A 144A	MORTGAGE - 3.55%, 2036	**	213,652
	CONTL AIRLINES 2007 1 PASS THRU CE	CORPORATE BONDS - 5.98%, 2023	**	99,974
	CONTL AIRLINES 2009 2 PASS THRU CE	CORPORATE BONDS - 7.25%, 2021	**	543,943
	CORE INDUSTRIAL TRUST CORE 2015 CALW A 144A	MORTGAGE - 3.04%, 2034	**	217,485
	CORE INDUSTRIAL TRUST CORE 2015 TEXW A 144A	MORTGAGE - 3.08%, 2034	**	227,314
	COX COMMUNICATIONS INC SR UNSECURED 144A	CORPORATE BONDS - 3.15%, 2024	**	336,701
	CREDIT SUISSE MORTGAGE TRUST CSMC 2018 RPL9 A 144A	MORTGAGE - 3.85%, 2057	**	986,160
	CROWN CASTLE INTL CORP SR UNSECURED	CORPORATE BONDS - 3.20%, 2024	**	564,480
	CVS HEALTH CORP SR UNSECURED	CORPORATE BONDS - 5.05%, 2048	**	564,114
	CVS HEALTH CORP SR UNSECURED	CORPORATE BONDS - 5.13%, 2045	**	194,682
	DELL INT LLC / EMC CORP SR SECURED 144A	CORPORATE BONDS - 3.48%, 2019	**	398,818
	DRYDEN SENIOR LOAN FUND DRSLF 2012 25A ARR 144A	OTHER ASSET BACKED - 3.34%, 2027	**	323,970
	DRYDEN SENIOR LOAN FUND DRSLF 2018 71A A 144A	OTHER ASSET BACKED - 1.00%, 2029	**	435,000
	DUKE ENERGY CAROLINAS 1ST REF MORT	CORPORATE BONDS - 3.75%, 2045	**	645,104
	DUKE ENERGY PROGRESS LLC 1ST MORTGAGE	CORPORATE BONDS - 4.20%, 2045	**	496,142
	DUQUESNE LIGHT HOLDINGS SR UNSECURED 144A	CORPORATE BONDS - 5.90%, 2021	**	846,399

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	EMERA US FINANCE LP COMPANY GUAR	CORPORATE BONDS - 2.15%, 2019	**	654,604
	ENERGY TRANSFER OPERATNG COMPANY GUAR	CORPORATE BONDS - 5.15%, 2045	**	302,785
	FANNIE MAE FNR 2018 38 PA	MORTGAGE - 3.50%, 2047	**	1,091,509
	FANNIE MAE FNR 2018 55 PA	MORTGAGE - 3.50%, 2047	**	242,895
	FANNIE MAE FNR 2018 86 JA	MORTGAGE - 4.00%, 2047	**	594,209
	FANNIEMAE ACES FNA 2012 M11 FA	MORTGAGE - 2.80%, 2019	**	118,144
	FANNIEMAE ACES FNA 2015 M1 A2	MORTGAGE - 2.53%, 2024	**	1,126,875
	FANNIEMAE ACES FNA 2017 M11 FA	MORTGAGE - 2.77%, 2024	**	677,957
	FARMERS EXCHANGE CAP III SUBORDINATED 144A	CORPORATE BONDS - 5.45%, 2054	**	696,743
	FED HM LN PC POOL C91981 FG	MORTGAGE - 3.00%, 2038	**	469,815
	FED HM LN PC POOL G07957 FG	MORTGAGE - 4.00%, 2045	**	780,024
	FED HM LN PC POOL G08711 FG	MORTGAGE - 3.50%, 2046	**	1,072,444
	FED HM LN PC POOL G08715 FG	MORTGAGE - 3.00%, 2046	**	1,272,496
	FED HM LN PC POOL G08716 FG	MORTGAGE - 3.50%, 2046	**	359,786
	FED HM LN PC POOL G08721 FG	MORTGAGE - 3.00%, 2046	**	701,671
	FED HM LN PC POOL G08726 FG	MORTGAGE - 3.00%, 2046	**	833,030
	FED HM LN PC POOL G08732 FG	MORTGAGE - 3.00%, 2046	**	937,341
	FED HM LN PC POOL G08741 FG	MORTGAGE - 3.00%, 2047	**	270,770
	FED HM LN PC POOL G08750 FG	MORTGAGE - 3.00%, 2047	**	1,631,460
	FED HM LN PC POOL G08791 FG	MORTGAGE - 3.00%, 2047	**	298,360
	FED HM LN PC POOL G08792 FG	MORTGAGE - 3.50%, 2047	**	628,774
	FED HM LN PC POOL G08795 FG	MORTGAGE - 3.00%, 2048	**	301,108
	FED HM LN PC POOL G08800 FG	MORTGAGE - 3.50%, 2048	**	987,827
	FED HM LN PC POOL G08816 FG	MORTGAGE - 3.50%, 2048	**	194,390
	FED HM LN PC POOL G08833 FG	MORTGAGE - 5.00%, 2048	**	304,189
	FED HM LN PC POOL G08844 FG	MORTGAGE - 5.00%, 2048	**	1,206,405
	FED HM LN PC POOL G08849 FG	MORTGAGE - 5.00%, 2048	**	93,108
	FED HM LN PC POOL G16085 FG	MORTGAGE - 2.50%, 2032	**	250,717
	FED HM LN PC POOL G18627 FG	MORTGAGE - 3.00%, 2032	**	158,701
	FED HM LN PC POOL G60023 FG	MORTGAGE - 3.50%, 2045	**	1,460,957
	FED HM LN PC POOL G60344 FG	MORTGAGE - 4.00%, 2045	**	1,281,158
	FED HM LN PC POOL G67700 FG	MORTGAGE - 3.50%, 2046	**	1,218,817
	FED HM LN PC POOL G67703 FG	MORTGAGE - 3.50%, 2047	**	1,724,501
	FED HM LN PC POOL G67706 FG	MORTGAGE - 3.50%, 2047	**	206,209
	FED HM LN PC POOL G67707 FG	MORTGAGE - 3.50%, 2048	**	1,849,514
	FED HM LN PC POOL G67708 FG	MORTGAGE - 3.50%, 2048	**	2,425,622
	FED HM LN PC POOL G67709 FG	MORTGAGE - 3.50%, 2048	**	859,801
	FED HM LN PC POOL G67710 FG	MORTGAGE - 3.50%, 2048	**	2,046,624

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FED HM LN PC POOL G67711 FG	MORTGAGE - 4.00%, 2048	**	1,999,568
	FED HM LN PC POOL G67714 FG	MORTGAGE - 4.00%, 2048	**	159,201
	FHLMC MULTIFAMILY STRUCTURED P FHMS K158 A3	MORTGAGE - 3.90%, 2033	**	440,032
	FHLMC TBA 15 YR 3.5 GOLD SINGLE FAMILY	MORTGAGE - 3.50%, 2034	**	2,035,400
	FHLMC TBA 30 YR 4.5 GOLD SINGLE FAMILY	MORTGAGE - 4.50%, 2049	**	1,630,270
	FNMA POOL 471713 FN	MORTGAGE - 2.85%, 2022	**	369,303
	FNMA POOL AL0705 FN	MORTGAGE - 3.48%, 2020	**	158,723
	FNMA POOL AL6167 FN	MORTGAGE - 3.50%, 2044	**	734,856
	FNMA POOL AL9472 FN	MORTGAGE - 4.00%, 2043	**	342,288
	FNMA POOL AM0762 FN	MORTGAGE - 3.29%, 2032	**	328,779
	FNMA POOL AM7013 FN	MORTGAGE - 3.39%, 2029	**	319,414
	FNMA POOL AM9793 FN	MORTGAGE - 3.12%, 2027	**	408,217
	FNMA POOL AN4833 FN	MORTGAGE - 3.32%, 2027	**	452,872
	FNMA POOL AN6553 FN	MORTGAGE - 3.17%, 2031	**	453,754
	FNMA POOL AN7345 FN	MORTGAGE - 3.21%, 2037	**	541,589
	FNMA POOL AS9830 FN	MORTGAGE - 4.00%, 2047	**	520,483
	FNMA POOL AS9972 FN	MORTGAGE - 4.00%, 2047	**	433,515
	FNMA POOL BL0661 FN	MORTGAGE - 3.99%, 2033	**	1,125,328
	FNMA POOL BM1767 FN	MORTGAGE - 4.50%, 2046	**	3,818,377
	FNMA POOL CA0996 FN	MORTGAGE - 3.50%, 2048	**	42,532
	FNMA POOL MA2863 FN	MORTGAGE - 3.00%, 2047	**	339,946
	FNMA POOL MA3027 FN	MORTGAGE - 4.00%, 2047	**	653,068
	FNMA POOL MA3029 FN	MORTGAGE - 3.00%, 2032	**	301,572
	FNMA POOL MA3058 FN	MORTGAGE - 4.00%, 2047	**	515,068
	FNMA POOL MA3210 FN	MORTGAGE - 3.50%, 2047	**	1,695,530
	FNMA POOL MA3239 FN	MORTGAGE - 4.00%, 2048	**	844,688
	FNMA POOL MA3276 FN	MORTGAGE - 3.50%, 2048	**	1,047,030
	FNMA POOL MA3332 FN	MORTGAGE - 3.50%, 2048	**	2,232,932
	FNMA POOL MA3468 FN	MORTGAGE - 4.50%, 2048	**	363,224
	FNMA TBA 15 YR 3 SINGLE FAMILY MORTGAGE	MORTGAGE - 3.00%, 2032	**	79,802
	FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	MORTGAGE - 3.50%, 2047	**	89,984
	FNMA TBA 30 YR 4 SINGLE FAMILY MORTGAGE	MORTGAGE - 4.00%, 2046	**	1,029,569
	FORD MOTOR CREDIT CO	SHORT TERMS - 0.01%, 2019	**	433,315
	FORD MOTOR CREDIT CO LLC SR UNSECURED	CORPORATE BONDS - 2.43%, 2020	**	136,321
	FORD MOTOR CREDIT CO LLC SR UNSECURED	CORPORATE BONDS - 1.90%, 2019	**	495,080
	FORD MOTOR CREDIT CO LLC SR UNSECURED	CORPORATE BONDS - 3.31%, 2021	**	345,478

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FORD MOTOR CREDIT CO LLC SR UNSECURED	CORPORATE BONDS - 2.34%, 2020	**	312,677
	FREDDIE MAC FHR 4639 HZ	MORTGAGE - 2.75%, 2053	**	589,421
	FREDDIE MAC FHR 4846 PA	MORTGAGE - 4.00%, 2047	**	596,932
	GE CAPITAL INTL FUNDING COMPANY GUAR	CORPORATE BONDS - 2.34%, 2020	**	1,080,862
	GENERAL ELECTRIC CO SR UNSECURED	CORPORATE BONDS - 2.20%, 2020	**	463,156
	GENERAL ELECTRIC CO SR UNSECURED	CORPORATE BONDS - 4.63%, 2021	**	406,046
	GENERAL ELECTRIC CO SR UNSECURED	CORPORATE BONDS - 5.55%, 2026	**	317,886
	GENERAL ELECTRIC CO SR UNSECURED	CORPORATE BONDS - 4.65%, 2021	**	205,615
	GENERAL MILLS INC SR UNSECURED	CORPORATE BONDS - 3.70%, 2023	**	576,616
	GENERAL MOTORS FINL CO COMPANY GUAR	CORPORATE BONDS - 2.40%, 2019	**	478,196
	GILEAD SCIENCES INC SR UNSECURED	CORPORATE BONDS - 4.50%, 2045	**	336,597
	GLP CAPITAL LP / FIN II COMPANY GUAR	CORPORATE BONDS - 5.30%, 2029	**	405,882
	GLP CAPITAL LP / FIN II COMPANY GUAR	CORPORATE BONDS - 5.38%, 2026	**	247,253
	GNMA II POOL MA2374 G2	MORTGAGE - 5.00%, 2044	**	431,393
	GNMA II POOL MA3521 G2	MORTGAGE - 3.50%, 2046	**	556,026
	GNMA II POOL MA3597 G2	MORTGAGE - 3.50%, 2046	**	606,527
	GNMA II POOL MA3937 G2	MORTGAGE - 3.50%, 2046	**	151,738
	GNMA II POOL MA4069 G2	MORTGAGE - 3.50%, 2046	**	574,647
	GNMA II POOL MA4126 G2	MORTGAGE - 3.00%, 2046	**	1,068,247
	GNMA II POOL MA4127 G2	MORTGAGE - 3.50%, 2046	**	246,233
	GNMA II POOL MA4130 G2	MORTGAGE - 5.00%, 2046	**	609,108
	GNMA II POOL MA4324 G2	MORTGAGE - 5.00%, 2047	**	202,753
	GNMA II POOL MA4450 G2	MORTGAGE - 3.00%, 2047	**	388,982
	GNMA II POOL MA4510 G2	MORTGAGE - 3.50%, 2047	**	1,016,481
	GNMA II POOL MA4588 G2	MORTGAGE - 4.50%, 2047	**	1,313,243
	GNMA II POOL MA4836 G2	MORTGAGE - 3.00%, 2047	**	1,151,523
	GNMA II POOL MA4837 G2	MORTGAGE - 3.50%, 2047	**	243,110
	GNMA II POOL MA4838 G2	MORTGAGE - 4.00%, 2047	**	540,211
	GNMA II TBA 30 YR 4 JUMBOS	MORTGAGE - 4.00%, 2048	**	578,507
	GNMA II TBA 30 YR 4.5 JUMBOS	MORTGAGE - 4.50%, 2048	**	998,530
	GOLDENTREE LOAN OPPORTUNITIES GOLD9 2014 9A AR2 144A	OTHER ASSET BACKED - 3.62%, 2029	**	546,565
	GOLDMAN SACHS GROUP INC SR UNSECURED	CORPORATE BONDS - 3.81%, 2029	**	336,105
	GOLDMAN SACHS GROUP INC SR UNSECURED	CORPORATE BONDS - 4.22%, 2029	**	105,863
	GOLDMAN SACHS GROUP INC SR UNSECURED	CORPORATE BONDS - 3.69%, 2028	**	278,811
	GOLDMAN SACHS GROUP INC SR UNSECURED	CORPORATE BONDS - 5.25%, 2021	**	285,475
	GOLDMAN SACHS GROUP INC SR UNSECURED	CORPORATE BONDS - 3.27%, 2025	**	332,767

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	GOVERNMENT NATIONAL MORTGAGE A GNR 2018 124 NW	MORTGAGE - 3.50%, 2048	**	433,689
	GREENPOINT MORTGAGE FUNDING TR GPMF 2005 HY1 1A1A	MORTGAGE - 2.78%, 2035	**	126,602
	GS MORTGAGE BACKED SECURITIES GSMBS 2018 RPL1 A1A 144A	MORTGAGE - 3.75%, 2057	**	993,580
	GS MORTGAGE SECURITIES TRUST GSMS 2012 ALOH A 144A	MORTGAGE - 3.55%, 2034	**	186,460
	GS MORTGAGE SECURITIES TRUST GSMS 2013 KING A 144A	MORTGAGE - 2.71%, 2027	**	85,720
	GSAA HOME EQUITY TRUST GSAA 2005 6 M1	OTHER ASSET BACKED - 2.94%, 2035	**	996,806
	HARBORVIEW MORTGAGE LOAN TRUST HVMLT 2005 9 2A1A	MORTGAGE - 2.81%, 2036	**	730,408
	HCP INC SR UNSECURED	CORPORATE BONDS - 4.20%, 2024	**	776,923
	HEALTHCARE REALTY TRUST SR UNSECURED	CORPORATE BONDS - 3.75%, 2023	**	196,928
	HEALTHCARE REALTY TRUST SR UNSECURED	CORPORATE BONDS - 3.88%, 2025	**	219,227
	HIGHER EDUCATION FUNDING 05/34 FRN	OTHER ASSET BACKED - 3.74%, 2034	**	1,026,778
	HOME DEPOT INC SR UNSECURED	CORPORATE BONDS - 3.90%, 2028	**	122,911
	IHS MARKIT LTD SR UNSECURED	CORPORATE BONDS - 4.75%, 2028	**	318,237
	INDIANA MICHIGAN POWER SR UNSECURED	CORPORATE BONDS - 4.55%, 2046	**	302,214
	INTERNATIONAL TRANSMISSI 1ST MORTGAGE	CORPORATE BONDS - 4.63%, 2043	**	615,043
	INTL FLAVOR + FRAGRANCES SR UNSECURED	CORPORATE BONDS - 5.00%, 2048	**	109,564
	JP MORGAN CHASE BANK NA SR UNSECURED	CORPORATE BONDS - 2.87%, 2020	**	948,742
	JP MORGAN CHASE BANK NA SR UNSECURED	CORPORATE BONDS - 2.60%, 2021	**	947,416
	JP MORGAN CHASE BANK NA SR UNSECURED	CORPORATE BONDS - 3.09%, 2021	**	746,968
	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2012 HSBC A 144A	MORTGAGE - 3.09%, 2032	**	221,667
	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2016 NINE A 144A	MORTGAGE - 2.85%, 2038	**	208,987
	JPMORGAN CHASE + CO SR UNSECURED	CORPORATE BONDS - 3.78%, 2028	**	485,360
	JPMORGAN CHASE + CO SR UNSECURED	CORPORATE BONDS - 3.54%, 2028	**	381,355
	JPMORGAN CHASE + CO SR UNSECURED	CORPORATE BONDS - 2.55%, 2020	**	395,553
	JPMORGAN CHASE + CO SR UNSECURED	CORPORATE BONDS - 4.02%, 2024	**	549,336
	KINDER MORGAN INC COMPANY GUAR	CORPORATE BONDS - 5.55%, 2045	**	148,555
	KINDER MORGAN INC COMPANY GUAR 144A	CORPORATE BONDS - 5.63%, 2020	**	528,571
	KRAFT HEINZ FOODS CO COMPANY GUAR	CORPORATE BONDS - 4.63%, 2029	**	98,872
	KRAFT HEINZ FOODS CO COMPANY GUAR	CORPORATE BONDS - 4.38%, 2046	**	350,126
	L3 TECHNOLOGIES INC COMPANY GUAR	CORPORATE BONDS - 4.40%, 2028	**	344,923

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	LIBERTY STREET TRUST LBTY 2016 225L A 144A	MORTGAGE - 3.60%, 2036	**	239,421
	LLOYDS BANK PLC COMPANY GUAR	CORPORATE BONDS - 3.30%, 2021	**	224,318
	LLOYDS BANKING GROUP PLC SR UNSECURED	CORPORATE BONDS - 2.91%, 2023	**	340,896
	LOS ANGELES CA UNIF SCH DIST LOSSCD	MUNICIPALS - 5.98%, 2027	**	615,946
	MADISON AVENUE TRUST MAD 2013 650M A 144A	MORTGAGE - 3.84%, 2032	**	171,796
	MADISON PARK FUNDING LTD MDPK 2018 30A A 144A	OTHER ASSET BACKED - 3.19%, 2029	**	512,007
	MAGNETITE CLO LTD MAGNE 2014 9A A1R 144A	OTHER ASSET BACKED - 3.49%, 2026	**	331,401
	METROPOLITAN WEST FLOATING RAT MTRPLTN WST FLTNG RT INC I	MUTUAL FUNDS	**	3,825,582
	METROPOLITAN WEST HIGH YIELD B MTRPLTN WST HI YLD BND I	MUTUAL FUNDS	**	3,276,672
	MLCC MORTGAGE INVESTORS INC MLCC 2004 A A1	MORTGAGE - 2.97%, 2045	**	451,508
	MORGAN STANLEY REREMIC TRUST MSRR 2015 R2 1A1 144A	MORTGAGE - 2.66%, 2046	**	516,495
	MORGAN STANLEY SR UNSECURED	CORPORATE BONDS - 3.41%, 2020	**	800,021
	MORGAN STANLEY SR UNSECURED	CORPORATE BONDS - 7.30%, 2019	**	507,589
	MORGAN STANLEY SR UNSECURED	CORPORATE BONDS - 5.50%, 2020	**	206,175
	MORGAN STANLEY SR UNSECURED	CORPORATE BONDS - 3.40%, 2022	**	985,964
	MORTGAGEIT TRUST MHL 2005 2 1A1	MORTGAGE - 3.03%, 2035	**	349,400
	MORTGAGEIT TRUST MHL 2005 5 A1	MORTGAGE - 2.77%, 2035	**	923,355
	NATIONSTAR HOME EQUITY LOAN TR NSTR 2006 B AV4	OTHER ASSET BACKED - 2.79%, 2036	**	594,915
	NATIONWIDE MUTUAL INSURA SUBORDINATED 144A	CORPORATE BONDS - 5.08%, 2024	**	398,003
	NAVIENT STUDENT LOAN TRUST NAVSL 2015 2 A3	OTHER ASSET BACKED - 3.08%, 2040	**	1,168,610
	NAVIENT STUDENT LOAN TRUST NAVSL 2017 5A A 144A	OTHER ASSET BACKED - 3.31%, 2066	**	984,557
	NELNET STUDENT LOAN TRUST NSLT 2015 2A A2 144A	OTHER ASSET BACKED - 3.11%, 2047	**	597,223
	NELNET STUDENT LOAN TRUST NSLT 2015 3A A2 144A	OTHER ASSET BACKED - 3.11%, 2051	**	824,875
	NEW YORK CITY NY MUNI WTR FIN NYCUTL	MUNICIPALS - 5.95%, 2042	**	875,779
	NEW YORK ST DORM AUTH ST PERSO NYSHGR	MUNICIPALS - 5.29%, 2023	**	571,440
	NOBLE ENERGY INC SR UNSECURED	CORPORATE BONDS - 5.25%, 2043	**	66,572
	NYU HOSPITALS CENTER SECURED	CORPORATE BONDS - 4.78%, 2044	**	527,866
	OCTAGON INVESTMENT PARTNERS 25 OCT25 2015 1A AR 144A	OTHER ASSET BACKED - 3.27%, 2026	**	569,729
	PENNSYLVANIA HIGHER EDUCATION PHEAA 2015 1A A 144A	OTHER ASSET BACKED - 2.92%, 2041	**	670,065
	PETROLEOS MEXICANOS COMPANY GUAR	CORPORATE BONDS - 6.50%, 2029	**	438,275
	PETROLEOS MEXICANOS COMPANY GUAR	CORPORATE BONDS - 5.35%, 2028	**	95,975

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	PETROLEOS MEXICANOS COMPANY GUAR	CORPORATE BONDS - 6.50%, 2027	**	103,400
	PLAINS ALL AMER PIPELINE SR UNSECURED	CORPORATE BONDS - 4.65%, 2025	**	344,205
	POTOMAC ELECTRIC POWER 1ST MORTGAGE	CORPORATE BONDS - 3.60%, 2024	**	503,971
	PROTECTIVE LIFE GLOBAL SR SECURED 144A	CORPORATE BONDS - 1.72%, 2019	**	542,817
	RAYMOND JAMES FINANCIAL SR UNSECURED	CORPORATE BONDS - 4.95%, 2046	**	220,973
	RBSCF TRUST RBSCF 2013 GSP A 144A	MORTGAGE - 3.83%, 2032	**	215,404
	REYNOLDS AMERICAN INC COMPANY GUAR	CORPORATE BONDS - 4.45%, 2025	**	106,066
	SABINE PASS LIQUEFACTION SR SECURED	CORPORATE BONDS - 5.75%, 2024	**	340,134
	SANTANDER UK GROUP HLDGS SR UNSECURED	CORPORATE BONDS - 3.37%, 2024	**	341,578
	SANTANDER UK GROUP HLDGS SR UNSECURED	CORPORATE BONDS - 2.88%, 2021	**	337,629
	SANTANDER UK PLC SR UNSECURED	CORPORATE BONDS - 3.40%, 2021	**	442,829
	SEQUOIA MORTGAGE TRUST SEMT 2003 8 A1	MORTGAGE - 3.11%, 2024	**	833,255
	SHIRE ACQ INV IRELAND DA COMPANY GUAR	CORPORATE BONDS - 1.90%, 2019	**	197,197
	SL GREEN OPERATING PARTN COMPANY GUAR	CORPORATE BONDS - 3.25%, 2022	**	241,550
	SLM STUDENT LOAN TRUST SLMA 2004 3A A6A 144A	OTHER ASSET BACKED - 3.04%, 2064	**	1,224,104
	SLM STUDENT LOAN TRUST SLMA 2007 7 A4	OTHER ASSET BACKED - 2.82%, 2029	**	520,916
	SLM STUDENT LOAN TRUST SLMA 2008 2 B	OTHER ASSET BACKED - 3.69%, 2083	**	190,794
	SLM STUDENT LOAN TRUST SLMA 2008 4 B	OTHER ASSET BACKED - 4.34%, 2029	**	251,877
	SLM STUDENT LOAN TRUST SLMA 2008 5 B	OTHER ASSET BACKED - 4.34%, 2030	**	408,911
	SLM STUDENT LOAN TRUST SLMA 2008 6 A4	OTHER ASSET BACKED - 3.59%, 2023	**	747,642
	SLM STUDENT LOAN TRUST SLMA 2008 8 B	OTHER ASSET BACKED - 4.74%, 2029	**	243,020
	SLM STUDENT LOAN TRUST SLMA 2008 9 A	OTHER ASSET BACKED - 3.99%, 2023	**	501,746
	SLM STUDENT LOAN TRUST SLMA 2008 9 B	OTHER ASSET BACKED - 4.74%, 2083	**	405,447
	SLM STUDENT LOAN TRUST SLMA 2012 1 A3	OTHER ASSET BACKED - 3.46%, 2028	**	514,686
	SLM STUDENT LOAN TRUST SLMA 2012 3 A	OTHER ASSET BACKED - 3.16%, 2038	**	472,751
	SLM STUDENT LOAN TRUST SLMA 2012 7 A3	OTHER ASSET BACKED - 3.16%, 2026	**	522,679
	SPECTRA ENERGY PARTNERS COMPANY GUAR	CORPORATE BONDS - 3.50%, 2025	**	190,923
	SPRINT SPECTRUM / SPEC I SR SECURED 144A	CORPORATE BONDS - 3.36%, 2023	**	244,406
	SPRINT SPECTRUM / SPEC I SR SECURED 144A	CORPORATE BONDS - 4.74%, 2029	**	456,281

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	STATE STREET CORP SR UNSECURED 12/24 VAR	CORPORATE BONDS - 3.78%, 2024	**	110,262
	STRUCTURED ASSET MORTGAGE INVE SAMI 2004 AR2 2A	MORTGAGE - 4.21%, 2034	**	499,401
	SUNOCO LOGISTICS PARTNER COMPANY GUAR	CORPORATE BONDS - 5.40%, 2047	**	181,241
	SWFCME002 IRS USD P V 03MLIBOR SWFCME002_FLO CCPVANILLA	INTEREST RATE SWAP - 1.00%, 2021	**	(11,760,000)
	SWFCME002 IRS USD R F 3.07080 SWFCME002_FIX CCPVANILLA	INTEREST RATE SWAP - 3.07%, 2021	**	11,760,000
	TC PIPELINES LP SR UNSECURED	CORPORATE BONDS - 4.38%, 2025	**	548,576
	TCW EMERGING MARKETS INCOME FO	MUTUAL FUNDS	**	292,917
	TCW EMERGING MARKETS INCOME FO TCW EMERGING MARKETS INCOME FO	MUTUAL FUNDS	**	1,298,346
	TCW EMERGING MARKETS INCOME TCW EMERGING MARKETS INCOME	MUTUAL FUNDS	**	586,229
	TIME WARNER CABLE LLC SR SECURED	CORPORATE BONDS - 5.50%, 2041	**	182,257
	TOWD POINT MORTGAGE TRUST TPMT 2016 3 A1 144A	OTHER ASSET BACKED - 2.25%, 2056	**	881,017
	TOWD POINT MORTGAGE TRUST TPMT 2017 1 A1 144A	OTHER ASSET BACKED - 2.75%, 2056	**	888,317
	TOWD POINT MORTGAGE TRUST TPMT 2017 5 A1 144A	OTHER ASSET BACKED - 2.92%, 2057	**	853,744
	TRANSCONT GAS PIPE LINE SR UNSECURED	CORPORATE BONDS - 4.60%, 2048	**	140,253
	TREASURY BILL	GOVERNMENT ISSUES - 0.00%, 2019	**	231,695
	TSY INFL IX N/B	GOVERNMENT ISSUES - 1.00%, 2048	**	294,882
	TSY INFL IX N/B	GOVERNMENT ISSUES - 1.00%, 2048	**	1,064,055
	TSY INFL IX N/B	GOVERNMENT ISSUES - 0.13%, 2024	**	541,274
	TSY INFL IX N/B	GOVERNMENT ISSUES - 0.38%, 2025	**	481,360
	TSY INFL IX N/B	GOVERNMENT ISSUES - 0.75%, 2028	**	868,011
	TSY INFL IX N/B	GOVERNMENT ISSUES - 0.75%, 2028	**	759,237
	UNITEDHEALTH GROUP INC SR UNSECURED	CORPORATE BONDS - 4.75%, 2045	**	396,750
	US 2YR NOTE (CBT) MAR19 XCBT 20190329	FUT-FIXED INCOME - 0.00%, 2019	**	26,539,063
	US 5YR NOTE (CBT) MAR19 XCBT 20190329	FUT-FIXED INCOME - 0.00%, 2019	**	19,840,938
	US TREASURY N/B	GOVERNMENT ISSUES - 3.00%, 2048	**	850,959
	US TREASURY N/B	GOVERNMENT ISSUES - 2.75%, 2020	**	1,942,256
	US TREASURY N/B	GOVERNMENT ISSUES - 2.88%, 2023	**	18,732,620
	US TREASURY N/B	GOVERNMENT ISSUES - 3.13%, 2028	**	8,497,280

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	US TREASURY N/B	GOVERNMENT ISSUES - 3.38%, 2048	**	11,543,903
	US TREASURY N/B 1	GOVERNMENT ISSUES - 2.63%, 2023	**	397,068
	VENTAS REALTY LP COMPANY GUAR	CORPORATE BONDS - 3.85%, 2027	**	289,238
	VENTAS REALTY LP/CAP CRP COMPANY GUAR	CORPORATE BONDS - 2.70%, 2020	**	396,595
	VERIZON COMMUNICATIONS SR UNSECURED	CORPORATE BONDS - 4.50%, 2033	**	350,415
	VERIZON COMMUNICATIONS SR UNSECURED	CORPORATE BONDS - 4.13%, 2046	**	61,759
	VERIZON COMMUNICATIONS SR UNSECURED	CORPORATE BONDS - 4.86%, 2046	**	226,037
	VNO MORTGAGE TRUST VNDO 2012 6AVE A 144A	MORTGAGE - 3.00%, 2030	**	237,912
	VODAFONE GROUP PLC SR UNSECURED	CORPORATE BONDS - 4.38%, 2028	**	223,116
	WALGREENS BOOTS ALLIANCE SR UNSECURED	CORPORATE BONDS - 3.45%, 2026	**	141,133
	WALGREENS BOOTS ALLIANCE SR UNSECURED	CORPORATE BONDS - 2.70%, 2019	**	452,403
	WALGREENS BOOTS ALLIANCE SR UNSECURED	CORPORATE BONDS - 4.80%, 2044	**	159,333
	WALMART INC SR UNSECURED	CORPORATE BONDS - 3.55%, 2025	**	485,294
	WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR1 A1A	MORTGAGE - 3.15%, 2045	**	551,103
	WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR13 A1A2	MORTGAGE - 3.61%, 2045	**	615,320
	WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A1A	MORTGAGE - 2.82%, 2045	**	600,068
	WEA FINANCE LLC/WESTFIEL COMPANY GUAR 144A	CORPORATE BONDS - 2.70%, 2019	**	647,122
	WELLS FARGO + COMPANY SR UNSECURED	CORPORATE BONDS - 3.00%, 2026	**	815,359
	WELLS FARGO + COMPANY SR UNSECURED	CORPORATE BONDS - 2.63%, 2022	**	1,586,209
	WELLS FARGO + COMPANY SR UNSECURED	CORPORATE BONDS - 3.55%, 2025	**	445,683
	WELLS FARGO BANK NA SR UNSECURED	CORPORATE BONDS - 2.40%, 2020	**	1,239,367
	WELLS FARGO COMMERCIAL MORTGAG WFCM 2012 LC5 A3	MORTGAGE - 2.92%, 2050	**	431,987
	WELLTOWER INC SR UNSECURED	CORPORATE BONDS - 3.75%, 2023	**	793,560
	WRKCO INC COMPANY GUAR 144A	CORPORATE BONDS - 4.90%, 2029	**	220,984
	ZIMMER BIOMET HOLDINGS SR UNSECURED	CORPORATE BONDS - 3.55%, 2021	**	346,723

	Total Metwest Total Return Fund			285,464,021

		Total Investments		3,682,912,810

	*Notes receivable from participants	Loans receivable with repayment interest of 4.25% to 9.75%	$—	60,318,749

				$3,743,231,559
* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

FirstEnergy Corp. Savings Plan
Schedule H, line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2018
#34-1843785 Plan 002
__________________________________________________________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party	Description of Assets	Purchase Price	Selling Price	Lease Rental	Expenses Incurred in Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Single
	None

Series

*	STATE STREET STIF	$707,945,681	N/A	N/A	$—	$707,945,681	$707,945,681	N/A
	749 Transactions

*	STATE STREET STIF	N/A	$672,135,573	N/A	$—	$672,135,573	$672,135,573	$—
	901 Transactions
* Parties-in-interest

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23.1    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 28, 2019

By	/s/ Ana M. Fluke
Ana M. Fluke
Chairperson
Savings Plan Committee